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                                                                       EXHIBIT 4

                                                                    NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
                                                            February 18, 1997

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                                   CONTACTS
Nat P. Turner, Chairman,           Neil A. Johnson                    Andy Stern
Special Committee of Directors     Senior Vice President, Finance     Stern, Nathan & Perryman
of MaxServ, Inc.                   and Chief Financial Officer        214/373-1601
972-702-7520                       MaxServ, Inc.
                                   512/834-8341
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      SPECIAL COMMITTEE RECOMMENDS REJECTION OF SEARS' $7.00 TENDER OFFER

AUSTIN, TEXAS -- THE SPECIAL COMMITTEE OF MAXSERV, INC. (MXSV-NASDAQ SMALL CAP) announced today that on February 13, 1997, the Board of Directors of MaxServ unanimously authorized the Special Committee of the Board of Directors to prepare, execute and file a Schedule 14D-9 on behalf of the Company ("Schedule") in response to an unsolicited tender offer by an affiliate of Sears, Roebuck and Co. ("Sears Offer"), for all outstanding shares of common stock of MaxServ, Inc. ("MaxServ" or the "Company") not owned by Sears at $7.00 per share, all as more particularly described in the Offer to Purchase dated February 4, 1997 ("Offer to Purchase"). The Schedule is being filed today with the Securities and Exchange Commission and mailed to the Company's shareholders. The Special Committee urges each shareholder to read the Schedule carefully and in its entirety so that it will be fully informed with respect to the recommendations of the Special Committee.

     For the reasons set forth in the Schedule, including the receipt of a written opinion from Broadview Associates LLC, the Special Committee's financial advisor, that the "proposed consideration of $7.00 in cash is inadequate to the MaxServ shareholders other than Sears", the Special Committee has concluded that the Sears Offer is inadequate and not in the best interests of the Company's shareholders. Accordingly, the Special Committee recommends that each shareholder reject the Sears Offer and not tender any of its shares pursuant to the Sears Offer.

     The Special Committee is convinced that the consideration of $7.00 per share proposed in the Sears Offer does not reflect the current value inherent in the Company and that each shareholder's interests would be best served if it were to reject the Sears Offer unless Sears were to increase the consideration to be offered pursuant to the Sears Offer to a level that is acceptable to the Special Committee. The Special Committee will continue to seek to negotiate with Sears in an effort to maximize value for the Company's shareholders (other than Sears).